Exhibit 17.1

JACQUES VINCENT

Mr. Frederic Scheer

Chairman of the Board

Cereplast, Inc.

300 N. Continental Avenue

El Segundo CA 90245

Wednesday, April 17, 2013

Dear Frederic,

I do confirm by the present that I have reviewed the 8K disclosure you intend to file and I am in agreement and have no objection to his content.

I thank you for the opportunity you provided me to serve on the Board of the Company.

Sincerely

Jacques Vincent